SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 06 December 2019

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 02 December 2019
99.2	Directorate Change dated 06 December 2019

Exhibit No: 99.1

InterContinental Hotels Group PLC

(the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 30 November 2019, its issued share capital consists of 187,717,720 ordinary shares of 20 340/399 pence each, of which 5,684,427 ordinary shares are held in treasury Therefore, the total number of voting rights in the Company is 182,033,293.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit No: 99.2

6 December 2019

InterContinental Hotels Group PLC
Board Appointment

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] today announces that Arthur de Haast is to be appointed as an independent Non-Executive Director of IHG. He will join the IHG Board with effect from 1 January 2020.

Arthur de Haast is a Senior Director of JLL, the NYSE-listed professional services firm specialising in real estate and investment management. He will step down from JLL's Global Capital Markets Board on 31 December 2019, assuming an advisory role as Chairman of JLL's Capital Markets Advisory Council, in early 2020.

Arthur was previously Chairman and Global CEO of JLL's Hotels and Hospitality Group, with responsibility for 300 professionals who provided advisory and transactional services to hotel owners and operators across 20 countries.

In addition, Arthur is a member of JLL's Global Sustainability Board, member of the Advisory Board of the Scottish Business School, University of Strathclyde, Glasgow and past Chairman of the Institute of Hospitality.

Patrick Cescau, Non-Executive Chair, IHG, commented: "Arthur brings more than 30 years of relevant capital markets, hotels and hospitality experience, along with significant Board-level knowledge around sustainability, all of which are important areas of focus for IHG. He also has a truly global perspective and significant insight into the Asian market which is a key focus for IHG. I look forward to welcoming Arthur to the IHG Board."

Arthur will serve on the Remuneration and Corporate Responsibility Committees of the IHG Board.

Pursuant to LR 9.6.13R, Arthur is an independent non-executive director of Chalet Hotels Limited, a public company, quoted on the Bombay Stock Exchange, (BSE).

-Ends-

For further information
Investor relations (Heather Wood; Sonya Ghobrial):           +44 (0)1895 512176       +44 (0)7808 098724
Media relations (Yasmin Diamond; Mark Debenham):        +44 (0)1895 512097       +44 (0)7527 424046

Note to Editors
IHG ® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN Hotels ®, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™ and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,800 hotels and approximately 865,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and
www.linkedin.com/company/intercontinental-hotels-group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	06 December 2019